Grandview Gold

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Part 4.11)

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, Ontario M5J 2R8

PricewaterhouseCoopers
Royal Trust Tower, Toronto-Dominion Centre
77 King Street West, Suite 3000
Toronto, Ontario M5K 1G8

We hereby provide notice pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") of the resignation of McCarney Greenwood LLP ("**Former Auditor**") as the auditor of Grandview Gold Inc. (the "**Corporation**") and the appointment of PricewaterhouseCoopers (the "**Successor Auditor**") in their place.

We confirm that:

1. At the request of the Corporation, the Former Auditor was removed as auditors of the Corporation and replaced by the Successor Auditor effective October 26, 2010.

2. There were no reservations in the auditor's report by Former Auditor in respect of the annual financial statements of the Corporation for the fiscal year ended May 31, 2010.

3. In the opinion of the Corporation no "reportable events" occurred (as defined in Paragraph 4.11 of NI 51-102) prior to the resignation of the Former Auditor, on October 26, 2010.

4. The Corporation's Audit Committee and Board of Directors have reviewed and considered the resignation of the Former Auditor and have approved the appointment of the Successor Auditor as auditor of the Corporation.

We respectfully request that you respond to us by letter addressed to the relevant securities administrators by no later than October 28, 2010, stating whether or not you agree with the information contained in this notice. If you do not agree with the information provided in this notice you must give the reasons for your disagreement in your letter.

DATED this 26th day of October, 2010.

GRANDVIEW GOLD INC.

Per: ______________________
Paul Sarjeant
President & CEO